Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors of

     Alion Science and Technology Corporation:

We consent to the use of our report dated December 6, 2002, except as to Note 13, which is as of December 20, 2002, with respect to the consolidated balance sheets of Selected Operations of IIT Research Institute as of September 30, 2001 and 2002, and the related consolidated statements of income, changes in owner’s net investment, and cash flows for each of the years in the three-year period ended September 30, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
January 21, 2005